KIRKLAND LAKE GOLD ANNOUNCES APPOINTMENT OF NEW BOARD MEMBER

Toronto, Ontario - September 26, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that Ms. Elizabeth Lewis-Gray has been appointed to the Company’s Board of Directors effective immediately.

Since 1996, Ms. Lewis-Gray has been the co-founder, Managing Director and the Chair of Gekko Systems, a world leader in precious metal mineral processing with a speciality in low footprint, low energy processing plant solutions plus real time gold data instrumentation and automation solutions. Gekko System’s head office is based in Victoria, Australia. Ms. Lewis-Gray has previously served as a director and Chair of Austmine, the leading industry body for the Australian Mining, Technology and Services (METS) sector and served for eight years on the Australian Federal Government’s Innovation Australian Board. In 2015, she was asked to establish the Industry Growth Centre for METS sector, METS Ignited, where she is currently acting as Deputy Chair. METS Ignited is an industry-led, government funded, not for profit organization that works with Australian suppliers to the mining industry, global miners and research organizations to improve competitiveness and productivity within the Australian mining and METS sector. Ms. Lewis-Gray has a Bachelor of Economics degree from Adelaide University, a Financial Securities diploma from Financial Services Institute of Australia, and a Master of Business Management and Honorary PhD from Federation University, Australia. In addition, Ms. Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM) and the Academy of Technology, Science and Engineering (FTSE).

Jeffrey Parr, Chairman of the Board of Directors of Kirkland Lake Gold, commented: “We are delighted to welcome Elizabeth to Kirkland Lake Gold’s Board of Directors. She is a successful entrepreneur whose extensive business experience will be extremely valuable for our company as we continue to grow our operations in Australia and Canada. In addition, Elizabeth is our first corporate director from Australia, where our Fosterville Mine has emerged as one of the world’s truly great gold producers, and our Northern Territory assets are being advanced towards a potential restart after being placed on care and maintenance in June 2017. Elizabeth’s involvement with Austmine, the Federal Government’s Innovation Australian Board and her ongoing commitment to METS Ignited have provided her with considerable private and public-sector experience, which we can now draw upon as we continue to work at building our business franchise in Australia.”

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For more information, please contact:
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website : www.klgold.com